UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

SPECIALIZED DISCLOSURE REPORT
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Arhaus, Inc.
(Exact name of the registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation or organization)	001-41009 (Commission File Number)

51 E. Hines Hill Road, Boston Heights, Ohio	44236
(Address of Principal Executive Offices)	(Zip Code)

John Reed
Chief Executive Officer
(440) 439-7700
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD of Arhaus, Inc. (the "Company") is filed pursuant to Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2025 to December 31, 2025 (the "reporting period").

The Company determined that during the reporting period, the Company contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products. As a result, the Company has conducted a good faith reasonable country of origin inquiry to determine whether the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or came from recycled or scrap sources. A description of the Company's reasonable country of origin inquiry process, the result of the inquiry, and the determination reached as a result of this inquiry process is included in the Company's Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

A copy of the Conflict Minerals report filed for the calendar year ended December 31, 2025 is publicly available electronically on the Investor Relations section of the Company's website at ir.arhaus.com, by clicking on “Financials” and then “SEC Filings.”

Item 1.02    Exhibits
The Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 herewith.

Section 2 — Exhibits
Item 2.01    Exhibits

Exhibit No.	Description
1.01	2025 Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of May, 2026.

ARHAUS, INC.

By:	/s/ John Reed
Name:	John Reed
Title:	Chief Executive Officer